Exhibit 99.4

enCore Energy Corp. Appoints Chief Financial Officer

VANCOUVER, British Columbia, Feb. 02, 2021 (GLOBE NEWSWIRE) -- enCore Energy Corp. (TSXV: EU; OTCQX:ENCUF) (the “Company”) is pleased to announce it has appointed Carrie Mierkey as the Company’s Chief Financial Officer effective immediately.

Carrie Mierkey, CPA, BBA, Chief Financial Officer

Ms. Mierkey is a Certified Public Accountant with over 13 years of experience in finance for both private and public companies. She has spent most of her career working in various financial roles at Energy Fuels, Inc. and Cameco Resources (Cameco, Inc.’s U.S. uranium operations). She has experience in operational and production financial reporting and accounting, as well as U.S. GAAP and tax reporting. She also has experience in managing the financial aspects of mergers and acquisitions. Ms. Mierkey comes to the Company from Motion & Flow Control Products, Inc. where she recently served as Corporate Controller.

The Company also wishes to thank Mr. Scott Davis, former Chief Financial Officer, for his service and wishes him great success in the future.

Paul Goranson, the Company’s Chief Executive Officer said, “At a time that enCore Energy is transforming to a near term U.S. uranium producer, Carrie’s experience with corporate and operational financial responsibilities is key to our success in that transformation. I had the privilege of working with Carrie in my prior roles at Energy Fuels and Cameco, and I know she brings the experience and skills to be part of enCore’s future as a premier in-situ uranium producer. I also want to thank Scott Davis for his work on our recent transaction with Westwater Resources as well as his management of the Company’s financial health during his time with the Company.”

About enCore Energy Corp.

enCore Energy Corp. is U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. enCore Energy’s opportunities are created from the Company’s transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long-term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

For additional information:

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreenergycorp.com

www.encoreenergycorp.com